UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EZchip Semiconductor Ltd.

File No. 000-20860- CF#27733

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EZchip Semiconductor Ltd. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 27, 2008, as amended.

Based on representations by EZchip Semiconductor Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 4.7   through January 1, 2015
        Exhibit 4.8   through January 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel